Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

INSIDE INFORMATION

BUSINESS UPDATE

This announcement is made by NetEase, Inc. (the “Company” or “NetEase”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The Company announces that its licenses covering the publication of several titles of Blizzard Entertainment, Inc. in Chinese mainland will expire in accordance with their terms on January 23, 2023 and will not be renewed. The affected games are World of Warcraft®, the StarCraft® series, Hearthstone®, Warcraft® III: Reforged, Heroes of the Storm®, Overwatch® and Diablo III®.

The net revenues and net income contribution from these licensed Blizzard games represented low single digits as a percentage of NetEase’s total net revenues and net income in 2021 and in the first nine months of 2022. The expiration of such licenses will have no material impact on NetEase’s financial results. The co-development and publishing of Diablo® Immortal™ is covered by a separate long-term agreement and will continue.

The information set forth above will also disclosed by the Company on the Company’s website at http://ir.netease.com.

By order of the Board
NetEase, Inc.
William Lei Ding
Director

Hong Kong, November 17, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Grace Tang, Ms. Alice Cheng, Mr. Joseph Tong, Mr. Lun Feng and Mr. Michael Leung as the independent directors.